McKenna Long & Aldridge LLP

303 Peachtree Street

Suite 5300

Atlanta, Georgia 30308

July 11, 2005

Via EDGAR and Federal Express

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549-0405

Attn: Ms Karen J. Garnett

Re:	TRX, Inc.

Form S-1 Originally Filed May 9, 2005, as amended on June 17, 2005 and

June 24, 2005

File No. 333-124741

Ladies and Gentlemen:

On behalf of TRX, Inc., we are responding to the letter dated July 5, 2005 (the “Comment Letter”) from Karen J. Garnett, Assistant Director of the Securities and Exchange Commission (the “Commission” or the “Staff”), and providing certain supplemental information as requested in the Comment Letter. Please note that TRX has also filed today, via EDGAR, Amendment No. 3 to the Form S-1 originally filed by TRX on May 9, 2005 (the “Form S-1”). Five marked copies of Amendment No. 3 to the Form S-1 are provided with this letter to facilitate your review.

Set forth below are the responses to the comments of the Commission provided to us by TRX and other parties. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response. TRX has amended the Form S-1 in response to the Comment Letter, as well as to update or clarify disclosure where appropriate. Please note that references to “we,” “our,” “us,” “TRX,” and the “Company” refer to TRX, Inc.

Form S-1

General

1.	We note your response to comment 4. In a number of instances the support you provide in Attachment 4 is insufficient given that it is based on unsupported factual assertions. Please provide independent third-party support for all factual assertions that you make regarding industry data or competitive conditions. We note, for example, but without limitation that you state in Attachment 4:

•	“Based on an industry average ticket price of $500, American Express, the world’s largest travel agency, likely produced no more than 30 million PNR’s.” Please provide support for your use of an average ticket price of $500.

•	“[You] can make these lower costs per transaction available to clients who do not have the same scale as [you].” Please provide supporting documentation that your costs per transaction are lower than those of clients that do not have the same scale as you.

July 11, 2005

Response:

We have provided as Attachment 1 to this letter independent third-party support for factual assertions regarding industry data and competitive conditions.

2.	We note your response to comment 5. Please tell us the source of the supporting documentation on page 5.2 of Attachment 5. Also, you state in Attachment 5 that the term leading refers to “the number of unique Passenger Name Records, or PNR’s, processed by TRX as compared to travel agencies or airlines.” However, the support that you provide is based on tickets sold or issued not on the number of PNR’s. Please advise or provide additional support that shows the number of PNR’s processed by travel agencies and airlines. Finally, please revise your prospectus to state the measure by which you are a leading provider.

Response:

No independent, third party that we are aware of tracks Passenger Name Records (PNR’s). Therefore, we have revised our prospectus to state that the measure by which we are a leading provider is the dollar value of air travel processed in 2004. Supplementally, we have provided Attachment 2, which shows an excerpt from the May 30, 2005 issue of Business Travel News, which shows an alphabetical list of travel agencies and the dollar value of the air travel they processed. Please note specifically the column indicating 2004 ARC Air Sales ($), where Carlson Wagonlit Travel and WorldTravel Partners are listed as the two largest travel agencies with ARC volumes of $3.11 billion and $3.06 billion, respectively. We have also attached as Attachment 2 (Part 2) an internal report which indicates that the dollar value of air travel in the U.S. and Canada processed through our TRANXACT product in 2004 was $5.78 billion and $217 million, respectively.

3.	We note your response to comment 6. We do not agree that the terms “aggregating transaction volume” and “process reengineering” are generally understood. Please revise to briefly explain the meaning of these terms.

Response:

We have revised the disclosure on pages 1 and 42 to explain the meaning of the term “aggregating transaction volume” and the meaning of the term “process reengineering.”

4.	We note your response to comment 7. We have the following comments regarding your respective responses in Attachment 7:

•	In all instances that you site the Travel Weekly report, please ensure that you note that the report is based on 2003 figures.

•	Statement 4 – You state that “RESX distributors include many of the top travel management companies worldwide, representing over $37.0 billion in annual airline

July 11, 2005

sales, as tracked by Travel Weekly.” Based on the Travel Weekly report that you provided, it is not clear that the revenues discussed in that report are only based on airline sales. Please provide supporting documentation that demonstrates the revenues were derived strictly from airline sales.

•	Statement 10 – You state that “[t]otal annual air, lodging, car, cruise, and vacation package bookings are expected to exceed $400 billion in 2006, according to PhoCusWright.” We note that this statement is not supported by the portion of the report that you highlighted. Please supplementally provide us with the report that you cited, highlighted to note the sections upon which you rely.

•	Statement 14 and 17 – Please note that statements 14 and 17 are citing the same support, yet, the dollar amounts do not agree. Please advise or revise as necessary.

Response:

We have revised the disclosure on pages 45, 46, and 49 to note that the Travel Weekly report is based on 2003 figures. Additionally, we have revised our disclosure to indicate that our RESX distributors represent many of top travel management companies as determined by 2003 travel sales, not just air sales. We have provided as Attachments 4A through 4C to this letter support for Statements 10, 14 and 17.

Risk Factors, page 8

5.	We note your response to Comment 31. Please add a risk factor addressing the fact that your growth may be limited by the restriction you are subject to under your credit facility, or tell us why you believe this is not a material risk to your company.

Response:

Because (1) we currently have no borrowings under the credit facility, (2) we have no plans to borrow funds under the credit facility after the completion of this offering and through the termination date of the credit facility in August 2006 and (3) we will have sufficient cash on hand after this offering, we do not believe that a risk factor regarding potential limitations on our growth due to restrictions under our credit facility is accurate or necessary.

Selected Consolidated Financial Data, page 24

6.	We note your response to our previous comment 19. If your credit facility is not the primary reason for disclosing Adjusted EBITDA, please remove the reference to the credit facility in your explanation of Adjusted EBITDA.

Response:

We have removed the reference to the credit facility in our explanation of Adjusted EBITDA on pages 6 and 27 of the prospectus.

July 11, 2005

7.	We note your response to our previous comment 20. Please tell us whether you plan on offering a new Stock Incentive Plan to your employees once the 2000 plan’s remaining options are issued.

Response:

In July 2005, our board of directors approved the TRX, Inc. Omnibus Incentive Plan, which will be effective upon the closing of our initial public offering. Details regarding the plan are disclosed on page 62. In connection with the initial public offering, we expect to issue approximately 1,500,000 options, with an exercise price equal to the offering price, to our directors, officers and key employees.

8.	Please refer to the last paragraph on page 61. Tell us whether the estimated $70,000 to be recorded in 2005 includes the options that will be issued to Mr. Davis once the offering is complete.

Response:

The $70,000 includes compensation expense to be recorded in 2005 associated with stock options issued in the past, and those to be issued to Trip Davis and other members of management upon the completion of this offering. Such planned issuances of stock options are expected to occur at the initial public offering price and, accordingly, no compensation expense will be recognized in our 2005 financial statements for these option issuances.

9.	We have read and considered your response to comment 20 relating to the elimination of restructuring charges in your presentation of Adjusted EBITDA. You indicate that the restructuring is expected to take place over several financial periods and therefore you may incur restructuring expenses over two or more financial periods. Given these facts and circumstances, please explain to us why you believe that it is probable that the financial impact of these charges will disappear or become immaterial within a near-term finite period. Refer to Question eight of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

We have reviewed the FAQs on the Use of Non-GAAP Financial Measures. We believe the restructuring expenses will be material only through the second quarter of 2005. That is, in future periods, we expect only immaterial revisions of estimates and approximately $7,500 per quarter in accretion charges associated with the discounted lease liability related to our lease in Orangeburg, South Carolina, abandoned on April 30, 2005. Therefore, we believe it is probable that restructuring charges, while material in 2004 and through the second fiscal quarter of 2005, will become immaterial within a near-term finite period of time. Therefore, we believe such charges can be eliminated in arriving at Adjusted EBITDA.

July 11, 2005

Managements Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 27

10.	We note that U.S. Airways Group is listed as one of your top 14 clients and that your contract with U.S. Airways terminated in October 2004. Please revise to discuss whether you expect the loss of this major customer to have a material impact on your revenues in 2005.

Response:

We have added disclosure on page 29 to indicate that we do not believe that the loss of this customer will have a material impact on our 2005 revenues due to revenue growth from other clients.

Costs, page 28

11.	In the fourth full paragraph, you state that during 2005 you “expect to reduce [your] technology expense by replacing contract labor resources with permanent resources in the U.S. and India.” Please revise to note what you mean by “permanent resources.” If that means you will be hiring new employees, revise to disclose the number of employees you have hired to date and the total number of employees you plan to hire. Also, provide a more detailed description of how this change will result in reduced expenses.

Response:

We have revised the disclosure on page 31 to replace “permanent resources” with “less-costly personnel,” and to reflect the number of development personnel hired in 2004. We also have indicated that we plan to hire additional personnel. The number of additional personnel that we expect to hire cannot currently be quantified, and will depend on hiring conditions, attrition, and contract labor needs. We also have added disclosure to describe that we expect to realize reduction in technology development expense due to our reduced use of more-costly third-party consultants and contract labor.

Acquisitions, page 29

12.	We note your response to prior comment 24. It appears that Hogg Robinson may be a related party, based on the stock ownership of Hogg Robinson Holdings B.V. Please tell us how you concluded that the acquisition was negotiated at arm’s length in light of Hogg Robinson Holdings’ stock ownership. Revise the disclosure as appropriate to reflect the related party nature of this acquisition.

July 11, 2005

Response:

Hogg Robinson is a related party due to Hogg Robinson Holdings B.V.’s approximate 19% stock ownership of our common stock prior to this offering. We believe the acquisition was negotiated at arm’s length due to the following reasons: (1) each of the three parties (TRX, Hogg Robinson and Kuoni) were represented by independent legal counsel, (2) the transaction involved Kuoni, which is not a related party, and the terms of the transaction were similar to the terms of transactions that could be negotiated between unrelated entities and (3) the terms of the acquisition were negotiated in detail over a four month period. We have revised the disclosure on page 31 to clarify that we believe the terms of the acquisition are substantially similar to the terms that would have been negotiated in a transaction with all unrelated parties. We also advise the Staff that the agreements with Hogg Robinson are described in the “Related Party Transactions” section of the prospectus.

Business, page 40

Company Overview, page 40

13.	We note your response to comment 37. You state in your response letter, dated June 17, 2005, that “we generate revenue from the United States, United Kingdom and Germany.” However, on page 48 you state that you “currently provide support for Expedia in five countries: U.S., Canada, Germany, Italy, and the United Kingdom.” Please reconcile these two statements.

Response:

The difference in the listed countries is due to the fact that certain Expedia businesses (Canada and Italy) are serviced by our operating locations in the United States, United Kingdom and Germany. We have amended the disclosure on page 50 to clarify that we are servicing Expedia’s businesses in those countries, which does not necessarily mean that we have operations located in those countries.

Our Growth Strategy, page 46

14.	We reissue comment 40. Please revise this section to discuss any specific opportunities abroad you are currently pursuing.

Response:

We have revised our disclosure on pages 48 and 49 to discuss in more detail the international aspects of our growth strategy.

We have also attached Attachment 14, the PhoCusWright report that supports our revised disclosure.

Clients and Partners, page 47

15.	We note your response to prior comments 42 and 43. Please identify each client that accounted for more than 10% of your revenues in the last fiscal year and quantify the amount of revenue attributed to each of those clients. Refer to Item 101(c)(vii) of Regulation S-K. Also, please tell us the amount of revenues attributed to each of the 14 clients listed on page 47.

July 11, 2005

Response:

Expedia, Inc. and entities affiliated with Expedia, Inc. accounted for approximately 53% of our revenue in 2004, including Expedia.com and Expedia.co.uk, which represented approximately 36% and 12%, respectively, of our revenue in 2004. Expedia is our only client that accounts for more than 10% of our revenues in the last fiscal year. We have disclosed the percentage of our revenue from Expedia on page 8 of the Risk Factors and page 49 of the Business - Clients and Partners section.

We are providing to the Staff supplementally on a confidential basis via separate correspondence the amount of revenues attributed to each of the 14 clients listed on page 49.

Certain Relationships and Related Party Transactions, page 64

16.	We note the revised disclosure, which states that you amended three promissory notes “on an arm’s–length basis.” Please tell us how you concluded that these amendments were done on an arm’s length basis, considering that these notes are agreements with related parties. Similarly, address the agreements with Hogg Robinson referenced at the top of page 65. Please revise the disclosure as appropriate to clarify the meaning of this statement.

Response:

We concluded that the amendments to the three promissory notes and the agreements between TRX Europe, Ltd. and Hogg Robinson referenced on page 68 were on an arm’s length basis due to: (1) the extensive negotiations involved in each of these transactions, (2) the fact that each party was represented by separate legal counsel and (3) the terms of the transactions being similar to transactions between unrelated entities. We have revised the disclosure to clarify that we believe the transactions were on terms substantially similar to terms that would have been negotiated with unrelated third parties.

Warrants, page 71

17.	We note your response to comment 58. Please revise your disclosure in this section to note that the warrants are subject to repurchase by you. Also, please revise to note the conditions under which you can repurchase the warrants, such as when the repurchase can take place and if there are any restrictions on the repurchase.

Response:

We have entered into an agreement with the holder of the warrants that will result in our repurchase of the warrants immediately prior to this offering, so long as the offering occurs prior to September 30, 2005. As a result, the capitalization table on page 22 will give effect to this agreement. Accordingly, we do not believe a detailed discussion of the prior terms and conditions of the warrants in the prospectus is meaningful.

July 11, 2005

Financial Statements

Note 5 Convertible Notes, page F-16

18.	We note your response to comment 58. Please revise this note to disclose the major repurchase terms of the warrant agreement and clarify whether the repurchase is solely within your control.

Response:

We have revised the disclosure in Note 5 on page F-16 and in Note 3 on page F-31 to reflect the major repurchase terms that were in place at December 31, 2004 and March 31, 2005, respectively, and to disclose that the repurchase is solely within our control.

Exhibit Index, page III-3

19.	The exhibit index indicates that you have requested confidential treatment with respect to portions of some of the exhibits. We will provide our comments on your application for confidential treatment by separate letter. Please note that we will not be in a position to declare this registration statement effective until we have resolved any comments on the confidential treatment request.

Response:

We note the Staff’s comment.

Exhibit 5 – Legal Opinion

20.	Please revise the third paragraph on page 1 to eliminate the limitation on reliance on the opinion. Investors must be able to rely on the legal opinion.

Response:

We have revised the third paragraph on page 1 of the legal opinion to eliminate the limitation on reliance on the opinion solely “by the Company”. Please see the revised opinion attached hereto as Attachment 20. Please note that the legal opinion will be filed as an exhibit to a subsequent amendment once share information is finalized.

21.	Please revise the opinion language so that it also covers shares being offered and sold by the selling stockholders.

Response:

We have revised the opinion language so that it also covers shares being offered and sold by the selling stockholders. Please see the legal opinion attached hereto as Attachment 20.

Should you have further comments or require further information, or if any questions should arise in connection with the submission, please call Jeffrey K. Haidet at (404) 527-4012, Conrad D. Brooks at (404) 527-4972 or Andrew J. Surdykowski at (404) 527-8385.

July 11, 2005

Sincerely,

/s/ Conrad D. Brooks
Conrad D. Brooks

cc: Norwood H. Davis, III, TRX, Inc.

Attachment 1

“Please provide support for your use of an average ticket price of $500.”

Response: No independent third party tracks PNR’s. Based on the below chart from Runzheimer International, a leading provider of travel program, policy and cost benchmarking information, we have assumed an average ticket price of $411 when calculating PNR’s. Using the assumed average ticket price of $411 provides a conservative estimate of the number of PNR’s that are processed by other travel organizations. We processed 73.5 million PNR’s in 2004. To calculate the number of PNR’s theoretically processed by other travel organizations, we divide the published travel volume by an assumed average ticket price. Using a lower average ticket price has the effect of increasing the number of PNR’s that would have been processed by other travel organizations. Therefore, based on these calculations, there are no travel organizations that process more PNR’s than TRX.

[Graphic supplied supplementally]

Attachment 1 (continued)

“Please provide supporting documentation that your costs per transaction are lower than those of clients that do not have the same scale as you”

Response: We are providing alternative support for the assertion – “We believe our industry leading transaction volumes give us a cost advantage and help us deliver cost savings to our clients” (page 2 and page 47) that was the basis for your original comment #4 in your letter of June 16th.

For example, we have experienced an average annual cost reduction of 13 percent since 1998 for one of our products, in large part because our transaction base has grown. In turn, we have the ability to pass some of these cost reductions on to our clients. As an example, at an April 2005 meeting with one of our clients, we were told that the implementation of our CORREX solution had allowed the Client to reduce their staff of 14 quality control agents to only two. Furthermore, the client indicated that this reduction represented over $700,000 in annual savings. Based on this information, as well as similar anecdotes that we have heard from other clients, it is our view that clients have been able to reduce their costs on these types of transactions by using TRX products and services.

Attachment 1 (continued)

Pages 2 and 47: “We believe that as the markets we serve continue to experience fundamental change, many companies will not have the necessary resources, scale or capabilities to quickly adapt their technology and processes.”

Response: We have revised our disclosure to delete the above sentence.

Attachment 1 (continued)

Pages 3 and 48: “We believe that there are significant opportunities to increase the number of transactions and our market share in the online travel agency channel.”

Response: We currently process substantially all of Expedia’s transactions, as well as the transactions of other leading online travel agencies. There are other large online travel agencies for whom we could also process transactions that are currently not TRX clients. Attachment 1A is a PhoCusWright report that shows U.S. Online Travel Agency Market Share in 2003. Travelocity and Orbitz represent 20 and 18 percent, respectively, of U.S. online travel agency market share. Neither is currently a TRX client.

Attachment 1 (continued)

Page 42: “We believe this scale typically cannot be achieved internally by our clients and is not currently available from a travel supplier, agency, or electronic travel distribution system, referred to as a Global Distribution System or GDS.”

Response: Attachment 1B, is from a Business Travel News May 30, 2005 issue which shows an alphabetical list of travel agencies and the dollar value of the air travel they processed. Please note specifically the column indicating 2004 ARC Air Sales ($), where Carlson Wagonlit Travel and WorldTravel Partners are listed as the two largest travel agencies with ARC volumes of $3.11 billion and $3.06 billion, respectively. We have also attached in Attachment 1B (part 2) an internal report which shows our U.S. and Canada sales volume through TRANXACT, in the amounts of $5.78 billion and $217 million, respectively. Also attached in Attachment 1B (part 3) is a U.S. Airline Sales By Carrier chart, which shows estimated transactions processed by these airlines. Therefore, our combined air travel volume processed of approximately $6.0 billion in 2004 exceeds the volume of other leading travel companies as ranked by Business Travel News.

Attachment 1 (continued)

Page 43: “We believe this consolidation is being driven in part by agencies searching for ways to offer lower pricing by leveraging their scale.”

Response: We have revised our disclosure to delete the above sentence.

Attachment 1 (continued)

Page 44: “As many of the GDS contract agreements expire in 2006, we believe buyers will seek seamless and efficient access to existing and new distribution channels, including supplier direct and GDS-alternatives, as well as additional reductions in distribution costs.”

Response: Attachment 1C is a news article published by Businesstravelbeat.com on June 14, 2005 that is typical of coverage in the travel industry. In the article, the point is made that some companies are seeking access to these new distribution channels.

Attachment 1 (continued)

Page 46: “We believe that our ability to implement our products and services, customized to various client environments and technology platforms, provides us with a competitive advantage.”

Response: We have revised our disclosure to the following: “We have the ability to implement our products and services, and customize them to various client environments and technology platforms.”

Attachment 1A

Table 2.5

2003 U.S. Online Travel Agency Market Share (Leisure/Unmanaged Business)

Expedia	39%
Hotels.com	7%
Travelocity	20%
Priceline	6%
Orbitz	18%
Cendant	6%
Others	4%

[GRAPHIC SUPPLIED SUPPLEMENTALLY]

Source: PhoCusWright Inc.

Attachment 1B

Agencies, Corporate-Owned

TRAVEL AGENCIES

Company	Ranking	2004 ARC Air Transactions	2004 U.S. Non-ARC Air Transactions	2004 ARC Air Sales ($)	2004 U.S. Non-ARC Air Sales ($)	2003 ARC Air Transactions	2003 U.S. Non-ARC Air Transactions	2003 ARC Air Sales ($)	2003 U.S. Non-ARC Air Sales ($)	% Of ‘04 ARC Sales For Domestic Destinations	Primary GDS And % Of ‘04 Worldwide Transactions	Affiliations
AAA Corporate Travel Services Cincinnati, Ohio	15	140,578	8,730	62,514,579	2,480,000	138,650	8,394	64,229,464	2,300,000	80	Worldspan, 82	Radius

Abacus Travel Peabody, Mass.	29	60,853	15,837	29,804,008	5,595,218	47,832	4,412	24,646,959	2,556,613	71	Galileo, 91	Thor

Adelman Travel Group Milwaukee, Wis.	8	300,066	38,693	152,858,963	11,284,487	256,454	21,000	131,698,246	10,000,000	70	Sabre, 100 Virtuoso	Radius

Azumano Travel Portland, Ore.	11	219,441	18,223	105,456,907	2,550,000	176,826	18,554	86,378,827	2,693,000	62	Galileo, 99	Thor

Balboa Travel San Diego, Calif.	28	72,851	11,780	53,911,838	2,859,900	66,192	11,618	48,903,401	2,812,700	50	Galileo, 72	Radius

Bannockburn Travel Management Bannockburn, III.	22	102,941	12,000	45,612,849	6,000,000	121,636	9,000	48,825,736	4,500,000	69	Sabre, 100	Radius, Ensemble

Best Travel & Tours Chicago, III.	21	105,560	5,496	58,196,832	1,054,115	103,992	5,034	54,062,260	901,290	75	Galileo, 97	ND

Carlson Wagonlit Travel Mendota Heights, Minn.	1	5,235,527	341,519	3,116,129,307	68,046,876	4,923,359	280,434	2,872,078,503	86,603,542	56	ND	Carlson Travel Network

Casto Travel Santa Clara, Calif.	25	92,775	19,715	65,039,429	4,825,552	89,281	22,892	63,081,928	4,545,468	52	Galileo, 99	ABC, Thor, Virtuoso

Christopherson Travel Murray, Utah	19	118,966	5,544	52,209,857	1,230,821	104,231	8,229	45,637,194	3,426,977	74	Worldspan, 100	Thor, WorldTravel

CI Travel Norfolk, Va.	12	193,941	55,603	89,181,144	4,940,634	168,611	17,002	69,347,739	4,056,628	76	Worldspan, 100	Giants,Travelsavers, Worldspan

Covington International Travel Glen Allen, Va.	30	56,621	4,143	31,533,041	964,048	53,845	3,417	29,844,048	882,811	65	Galileo, 100	Travelsavers, WorldTravel

Euro Lloyd Travel East Meadow, N.Y.	33	44,914	ND	30,075,716	540,000	32,192	ND	25,062,055	600,000	45	Sabre, 100	ND

Executive Travel Associates Washington, D.C.	17	135,047	ND	81,804,617	5,850,000	123,281	ND	75,324,444	3,650,000	58	Sabre, 100	ABC, TMA

Fox World Travel Oshkosh, Wis.	16	136,360	3,460	59,725,997	938,871	128,893	3,219	54,986,081	835,644	77	Galileo, 100	ND

Gant Travel Management Bloomington, Ind.	27	82,967	5,692	44,470,660	1,284,313	82,249	5,163	46,481,308	1,130,000	67	Galileo, 100	Radius

Garber’s Travel Service Chestnut Hill, Mass.	9	277,828	231,060	148,331,867	110,200,000	241,948	197,128	131,945,691	105,100,000	60	Sabre, 100	Synergi

Global Travel Boise, Idaho	26	88,223	17,404	33,580,527	3,600,000	88,873	3,120,000	33,043,994	3,117,000	84	Galileo, 100	Hickory, Virtuoso, SGTP, WorldTravel

Linden Travel Bureau New York, N.Y.	32	46,939	ND	37,071,359	1,837,378	47,063	ND	36,551,161	1,371,172	41	Sabre, 100	ABC, TMA, Virtuoso

National Travel Service Charleston, W. Va.	20	111,989	9,309	40,054,899	1,880,502	94,383	7,902	34,727,681	1,557,159	88	Galileo, 99	ND

Omega World Travel Fairfax, Va.	3	1,032,674	ND	491,538,234	215,000,000	992,221	478,000	454,593,848	210,000,000	71	Sabre, 46	Radius

Agencies, Corporate-Owned

INT’L BUSINESS TRAVEL CRITICAL TO REBOUND

Continued from page 4

The 34 corporate travel management companies that fully participated in BTN’s 2005 Business Travel Survey comprised an aggregate of 14 percent of ARC’s $65.9 billion total 2004 leisure and corporate air sales. The performance of this group, as a whole, also is indicative of an industry on the rebound. Overall, ARC transactions for the group, which included four more participants than last year, rose 5.8 percent from the previous year and net air sales climbed 6.7 percent to $9.38 billion from $8.86 billion in 2003. According to the data provided by the survey respondents, keeping in mind that several TMCs did not report non-ARC activity, booking of non-ARC air transactions climbed 18 percent, while non-ARC air sales—totaling $913 million for the 27 TMCs that provided non-ARC transaction data—remained nearly static in 2004, falling just two-tenths of a percent.

With publicly held American Express and TQ3Navigant again not releasing ARC data for this survey, Carlson Wagonlit Travel once again assumed the top rank in BTN’s U.S. TMC standings, with just over 5 million ARC air transactions in 2004—a 6 percent increase over 2003. CWT’s ARC air sales were up 8.4 percent from 2003. The company’s figures include those of Maritz Corporate Travel, acquired in the spring of 2004 and also factored into this survey last year.

CWT’s closest U.S. competitor, WorldTravel Partners, narrowed the gap in 2004, falling behind CWT in ARC transactions by less than 1 percent and in sales by 1.7 percent. The Atlanta-based TMC, however, experienced smaller growth—just over 3 percent—in both transactions and sales. WorldTravel surpasses CWT in 2004 total transactions and sales, however, when ARC and non-ARC volumes, which are not verifiable by independent sources, are combined.

Omega World Travel saw ARC transactions increase by 4 percent on 8 percent higher sales. At Travel & Transport, the only TMC in the top 10 to experience a decline in both transactions and sales, transactions decreased by just over 6 percent and sales decreased by 4 percent. T&T, which last year claimed the lowest international booking rates, increased international fares to 21 percent from 18.5 percent of total ARC bookings.

The fifth-largest TMC on this list, Tzell Travel Group/CNG, maintains the third-highest percentage of international bookings, increasing those fares from 46 percent of total ARC transactions in 2003 to 52 percent in 2004.

“We added five new branches and our overall domestic/international split moved a little toward the international side. With everything in dollars, the international fares have been going one direction and domestic the other—down,” said Jerry Behrens, Tzell vice president of business solutions, adding, “In New York, the capacity that airlines are adding is almost totally international.”

That shifting business mix may have contributed, in part, to Tzell’s growth in annual ARC sales. Tzell, which was acquired by Irish travel technology firm CNG Travel Group in May of last year, saw 2004 net sales grow by 10 percent, and transactions by 7.8 percent.

Douglassville, Penn.-based World Travel Inc. once again claimed the greatest growth of the 10

Continued on page 12

TRAVEL AGENCIES

Company	Ranking	2004 ARC Air Transactions	2004 U.S. Non-ARC Air Transactions	2004 ARC Air Sales ($)	2004 U.S. Non-ARC Air Sales ($)	2003 ARC Air Transactions	2003 U.S. Non-ARC Air Transactions	2003 ARC Air Sales ($)	2003 U.S. Non-ARC Air Sales ($)	% Of ‘04 ARC Sales For Domestic Destinations	Primary GDS And % Of ‘04 Worldwide Transactions	Affiliations
Piedmont Travel Greenville, S.C.	31	48,234	ND	32,061,400	330,471	52,594	ND	35,297,960	274,942	59	Worldspan, 100	ND

Short’s Travel Service Overland Park, Kansas	14	143,200	104,841	61,064,920	39,091,902	124,796	86,204	53,298,025	37,922,030	79	Internet/Direct, 38	GlobalStar

The Travel Authority Jeffersonville, Ind.	10	245,629	ND	115,777,183	5,131,560	229,675	ND	109,909,339	3,924,792	74	Worldspan, 95	American Express

The Travel Team Buffalo, N.Y.	24	95,843	23,827	44,719,364	6,685,437	98,335	26,136	46,594,535	6,307,500	70	Sabre, 100	ND

Travel & Transport Omaha, Neb.	4	634,090	481,520	270,638,257	104,000,000	675,867	418,710	282,084,424	90,000,000	79	Galileo, 70	Radius

Travel Forum Totowa, N.J.	34	27,629	ND	16,384,299	315,472	24,319	ND	15,091,826	273,683	61	Galileo, 100	Thor

Travel Solutions Westerville, Ohio	7	310,355	324,194	171,272,905	121,376,718	282,223	296,068	158,750,726	112,385,850	82	Sabre, 90	Hickory

Travel Store Los Angeles, Calif.	13	148,179	37,175	79,213,306	8,530,000	115,232	22,050	66,081,927	5,000,000	68	Sabre, 80	Giants, WorldTravel

Tzell Travel Group New York, N.Y.	5	552,210	53,823	353,962,331	20,000,000	511,808	45,714	319,765,137	16,000,000	48	Sabre, 87	ABC, Giants, Radius

Valerie Wilson Travel New York, N.Y.	18	130,098	7,324	89,744,508	4,060,000	113,882	6,336	80,685,588	3,505,000	48	Sabre, 55	ABC, Thor, Virtuoso

World Travel Inc. Douglassville, Pa.	6	388,288	23,679	202,675,719	5,436,917	330,346	1,127	178,151,249	479,000	71	Galileo, 90	Giants, Thor, Travelsavers

WorldTravel Partners Atlanta, Ga.	2	5,200,205	720,943	3,063,565,695	373,500,000	5,031,869	639,000	2,967,996,751	406,000,000	61	Sabre, 63	WorldTravel

World Travel Service Knoxville, Tenn.	23	97,247	4,512	49,872,828	1,548,614	89,075	3,828	44,868,851	1,300,726	76	Worldspan, 95	WorldTravel

Attachment 1B (Part 2)

—Original Message—

From: Melanie Cates

Sent: Tuesday, March 15, 200512:23 PM

To: Chris Tomseth

Subject: RE: Question

For TRANXACT (all clients): 2004, excludes voids

US

Tickets: 18,283,705

Sales: $5,783,412,156.09

CA

Tickets: 568,823

Sales (US$): $217,139,157

Source: Internal TRX reports

Attachment 1B (Part 3)

US Airline Sales

By Carrier

		Total	Avg. Price	Transactions
1	United	16,932	$411	41,197
2	American	19,387	$411	47,170
3	Delta	15,657	$411	38,095
4	Northwest	9,653	$411	23,487
5	Continental	9,308	$411	22,647
6	US Airways	8,341	$411	20,294
7	Southwest	5,468	$411	13,304
8	American West	2,180	$411	5,304
9	Alaska	2,032	$411	4,944
10	Airtran	624	$411	1,518
11	Midwest Express	480	$411	1,168
12	Atlantic Coast	443	$411	1,078
13	Frontier	330	$411	803
14	Midway	282	$411	686
15	Mesa	125	$411	304
	Other (125 carriers, avg. of 18m)	2,331	$411	222,000

	Total Airlines	$93,573		444.000

Source

Top 10 airline passenger revenue per PhocusWright (Table 4-8)

Total US airline sales per Air Transport Association website

Avg. Price TRX Estimate from Runzheimer International

Attachment 1C

Picking A Bone With GDSs, Corp. Client Pushes To New Entrants

The Beat ~ a business travel newswire

New York City

6/14/05 4:04 PM

Enduring the “frustrating” process of bringing together relevant parties as well as glitches that come with being an early adopter, Agilent Technologies has signed agreements and is pushing its partners to enable travel distribution through ITA Software.

“It’s time to move away from the big GDSs that are paying so much in incentives that the airlines are winding up having to write bigger and bigger checks,” said Agilent’s global travel sourcing manager, Tim Bone, a 27-year industry veteran with experience as both an airline and travel management company employee. “The model is broken and we’re feeding a fat cow. We need to stop helping this cow get so fat. We [travel buyers] are not doing volume deals anymore. What can we do that is innovative? We have to help build technology that is leaner and meaner. This model is just broken, and I’ll take any chances that make good business sense to change this direction.”

Like some of his colleagues at other companies—such as Autodesk’s Bruce Finch, who slammed the incentive structure in a guest column for The Beat—Bone is passionate about improving efficiency in corporate travel distribution. Also like Finch, Bone suggested that innovating on distribution technology is one of the last new things corporate travel specialists can do to reengineer their programs. Travelers already handle 98 percent of Agilent’s available U.S.-booked transactions (four segments or less) using their self-booking tool, Bone said.

“Leveraging distribution is the final frontier on airline negotiations,” said Bone. “Forty percent of my United usage is non-contracted fares. My North American model will not be driven by approved or disapproved carriers; it will be the lowest possible price. Low-cost carriers have penetrated so much that most fare categories are not on contract.”

Sparked by Northwest Airlines’ attempt last summer to create a new fee for GDS bookings, Bone “many months ago” began preliminary conversations with his travel management company, WorldTravel BTI, his online booking tool provider, Outtask, as well as United Airlines and ITA Software. Ongoing traveler gripes about finding lower fares on consumer online travel sites also played a part as big airlines threaten to favor ITA and other new-entrant rivals with coveted fares and content. Despite his zeal to take on what Bone called “the first step in streamlining an inflated system,” the process has been neither easy nor quick.

“We were put in this position to seek out an alternative, and yet there have been some issues,” he said. “It’s great to be the first corporation to sign up for this, but you have to expect bumps. We had to get all the players at table and be politically sensitive. There was not a lot of in-depth knowledge by the airlines. When you’re purely working with ITA, it’s amazing, but bringing in everyone to the table showed there are differences of opinion.”

According to WorldTravel BTI senior vice president of emerging technologies Bill Niejadlik, the fundamental inhibitors to doing real business over an alternative GDS remain abundant. “Yes, Outtask and ITA have been working on the booking interface, and there has been a lot of focus on bookings, but that’s only one part of the equation,” he said in an interview today. “It’s up to us to complete the other activities, including the interface for agents, the reporting and the ticketing methodology and integration with quality-control products.”

He added that the likes of Outtask may have to build their own connections to the GDS new entrants so they can use an independent passenger name record and avoid having to store a passive segment in the GDSs. WorldTravel and other agencies need to sort out whether they are using their own or a new entrant-provided agent interface. And the economic setup remains unclear, said Niejadlik, even down to the basic questions of who has a contract with whom.

“Our responsibility is to solve those other problems, but they should not be forgotten,” he said. “We’re committed to provide Agilent with the solution they want and we’re fully supportive of using these channels for our clients … but we’re most concerned about making sure it’s a complete solution and to deliver on the hype. There are a lot of parties involved.”

Asked about development timing relative to the expiration next year of most distribution contracts between GDS firms and major U.S. airlines, Niejadlik said, “We’re trying our best to meet those deadlines. It’s not unrealistic this year. We believe in the economics, but have yet to determine the full cost.”

Bone said working out the economics has been a challenge. Although he cited non-disclosure agreements for not revealing specifics, Bone said WorldTravel is not raising its transaction fee and that being a Corporate Travel Department “adds to the success of this model.” A CTD is a special ARC designation in which businesses act as their own travel agency. It facilitates the airlines’ payment of commissions and tracking of discounted fares, implying that some portion of the economic benefit in Agilent’s arrangement comes from the airlines (America West also is participating). This could fit with United Airlines’ “gain-sharing” model, in which it pays an incentive to make up for a portion of the lost GDS inducement that normally would help subsidize Bone’s agency transaction fee. Still, Bone would not outline exactly how the numbers fall.

“At the end of the day, who cares, as long as you’re better off?” he asked rhetorically. “Is it an incentive? Is it a reduction in your agreements? There is a lot of analysis to be done on the economics, so you’d better get it right. You need to be prepared to speak to management about the numbers inside and out, and you’re not getting a lot of competent help within the airlines to speak to you on myriad levels. The economic model changes, but because it’s so new, they don’t know if they are committing to the right level.”

Unanswered questions caused some debates, friction and inconsistencies in his talks with the travel and technology providers, said Bone, but he is certain this is the best way forward. Calling his GDS provider “my spare tire,” Bone said, “this is the first band-aid to start

Published by Businesstravelbeat.com on 6/14/05

Attachment 2

Agencies, Corporate-Owned

TRAVEL AGENCIES

Company	Ranking	2004 ARC Air Transactions	2004 U.S. Non-ARC Air Transactions	2004 ARC Air Sales ($)	2004 U.S. Non-ARC Air Sales ($)	2003 ARC Air Transactions	2003 U.S. Non-ARC Air Transactions	2003 ARC Air Sales ($)	2003 U.S. Non-ARC Air Sales ($)	% Of ‘04 ARC Sales For Domestic Destinations	Primary GDS And % Of ‘04 Worldwide Transactions	Affiliations
AAA Corporate Travel Services Cincinnati, Ohio	15	140,578	8,730	62,514,579	2,480,000	138,650	8,394	64,229,464	2,300,000	80	Worldspan, 82	Radius

Abacus Travel Peabody, Mass.	29	60,853	15,837	29,804,008	5,595,218	47,832	4,412	24,646,959	2,556,613	71	Galileo, 91	Thor

Adelman Travel Group Milwaukee, Wis.	8	300,066	38,693	152,858,963	11,284,487	256,454	21,000	131,698,246	10,000,000	70	Sabre, 100 Virtuoso	Radius

Azumano Travel Portland, Ore.	11	219,441	18,223	105,456,907	2,550,000	176,826	18,554	86,378,827	2,693,000	62	Galileo, 99	Thor

Balboa Travel San Diego, Calif.	28	72,851	11,780	53,911,838	2,859,900	66,192	11,618	48,903,401	2,812,700	50	Galileo, 72	Radius

Bannockburn Travel Management Bannockburn, III.	22	102,941	12,000	45,612,849	6,000,000	121,636	9,000	48,825,736	4,500,000	69	Sabre, 100	Radius, Ensemble

Best Travel & Tours Chicago, III.	21	105,560	5,496	58,196,832	1,054,115	103,992	5,034	54,062,260	901,290	75	Galileo, 97	ND

Carlson Wagonlit Travel Mendota Heights, Minn.	1	5,235,527	341,519	3,116,129,307	68,046,876	4,923,359	280,434	2,872,078,503	86,603,542	56	ND	Carlson Travel Network

Casto Travel Santa Clara, Calif.	25	92,775	19,715	65,039,429	4,825,552	89,281	22,892	63,081,928	4,545,468	52	Galileo, 99	ABC, Thor, Virtuoso

Christopherson Travel Murray, Utah	19	118,966	5,544	52,209,857	1,230,821	104,231	8,229	45,637,194	3,426,977	74	Worldspan, 100	Thor, WorldTravel

CI Travel Norfolk, Va.	12	193,941	55,603	89,181,144	4,940,634	168,611	17,002	69,347,739	4,056,628	76	Worldspan, 100	Giants,Travelsavers, Worldspan

Covington International Travel Glen Allen, Va.	30	56,621	4,143	31,533,041	964,048	53,845	3,417	29,844,048	882,811	65	Galileo, 100	Travelsavers, WorldTravel

Euro Lloyd Travel East Meadow, N.Y.	33	44,914	ND	30,075,716	540,000	32,192	ND	25,062,055	600,000	45	Sabre, 100	ND

Executive Travel Associates Washington, D.C.	17	135,047	ND	81,804,617	5,850,000	123,281	ND	75,324,444	3,650,000	58	Sabre, 100	ABC, TMA

Fox World Travel Oshkosh, Wis.	16	136,360	3,460	59,725,997	938,871	128,893	3,219	54,986,081	835,644	77	Galileo, 100	ND

Gant Travel Management Bloomington, Ind.	27	82,967	5,692	44,470,660	1,284,313	82,249	5,163	46,481,308	1,130,000	67	Galileo, 100	Radius

Garber’s Travel Service Chestnut Hill, Mass.	9	277,828	231,060	148,331,867	110,200,000	241,948	197,128	131,945,691	105,100,000	60	Sabre, 100	Synergi

Global Travel Boise, Idaho	26	88,223	17,404	33,580,527	3,600,000	88,873	3,120,000	33,043,994	3,117,000	84	Galileo, 100	Hickory, Virtuoso, SGTP, WorldTravel

Linden Travel Bureau New York, N.Y.	32	46,939	ND	37,071,359	1,837,378	47,063	ND	36,551,161	1,371,172	41	Sabre, 100	ABC, TMA, Virtuoso

National Travel Service Charleston, W. Va.	20	111,989	9,309	40,054,899	1,880,502	94,383	7,902	34,727,681	1,557,159	88	Galileo, 99	ND

Omega World Travel Fairfax, Va.	3	1,032,674	ND	491,538,234	215,000,000	992,221	478,000	454,593,848	210,000,000	71	Sabre, 46	Radius

Agencies, Corporate-Owned

INT’L BUSINESS TRAVEL CRITICAL TO REBOUND

Continued from page 4

The 34 corporate travel management companies that fully participated in BTN’s 2005 Business Travel Survey comprised an aggregate of 14 percent of ARC’s $65.9 billion total 2004 leisure and corporate air sales. The performance of this group, as a whole, also is indicative of an industry on the rebound. Overall, ARC transactions for the group, which included four more participants than last year, rose 5.8 percent from the previous year and net air sales climbed 6.7 percent to $9.38 billion from $8.86 billion in 2003. According to the data provided by the survey respondents, keeping in mind that several TMCs did not report non-ARC activity, booking of non-ARC air transactions climbed 18 percent, while non-ARC air sales—totaling $913 million for the 27 TMCs that provided non-ARC transaction data—remained nearly static in 2004, falling just two-tenths of a percent.

With publicly held American Express and TQ3Navigant again not releasing ARC data for this survey, Carlson Wagonlit Travel once again assumed the top rank in BTN’s U.S. TMC standings, with just over 5 million ARC air transactions in 2004—a 6 percent increase over 2003. CWT’s ARC air sales were up 8.4 percent from 2003. The company’s figures include those of Maritz Corporate Travel, acquired in the spring of 2004 and also factored into this survey last year.

CWT’s closest U.S. competitor, WorldTravel Partners, narrowed the gap in 2004, falling behind CWT in ARC transactions by less than 1 percent and in sales by 1.7 percent. The Atlanta-based TMC, however, experienced smaller growth—just over 3 percent—in both transactions and sales. WorldTravel surpasses CWT in 2004 total transactions and sales, however, when ARC and non-ARC volumes, which are not verifiable by independent sources, are combined.

Omega World Travel saw ARC transactions increase by 4 percent on 8 percent higher sales. At Travel & Transport, the only TMC in the top 10 to experience a decline in both transactions and sales, transactions decreased by just over 6 percent and sales decreased by 4 percent. T&T, which last year claimed the lowest international booking rates, increased international fares to 21 percent from 18.5 percent of total ARC bookings.

The fifth-largest TMC on this list, Tzell Travel Group/CNG, maintains the third-highest percentage of international bookings, increasing those fares from 46 percent of total ARC transactions in 2003 to 52 percent in 2004.

“We added five new branches and our overall domestic/international split moved a little toward the international side. With everything in dollars, the international fares have been going one direction and domestic the other—down,” said Jerry Behrens, Tzell vice president of business solutions, adding, “In New York, the capacity that airlines are adding is almost totally international.”

That shifting business mix may have contributed, in part, to Tzell’s growth in annual ARC sales. Tzell, which was acquired by Irish travel technology firm CNG Travel Group in May of last year, saw 2004 net sales grow by 10 percent, and transactions by 7.8 percent.

Douglassville, Penn.-based World Travel Inc. once again claimed the greatest growth of the 10

Continued on page 12

TRAVEL AGENCIES

Company	Ranking	2004 ARC Air Transactions	2004 U.S. Non-ARC Air Transactions	2004 ARC Air Sales ($)	2004 U.S. Non-ARC Air Sales ($)	2003 ARC Air Transactions	2003 U.S. Non-ARC Air Transactions	2003 ARC Air Sales ($)	2003 U.S. Non-ARC Air Sales ($)	% Of ‘04 ARC Sales For Domestic Destinations	Primary GDS And % Of ‘04 Worldwide Transactions	Affiliations
Piedmont Travel Greenville, S.C.	31	48,234	ND	32,061,400	330,471	52,594	ND	35,297,960	274,942	59	Worldspan, 100	ND

Short’s Travel Service Overland Park, Kansas	14	143,200	104,841	61,064,920	39,091,902	124,796	86,204	53,298,025	37,922,030	79	Internet/Direct, 38	GlobalStar

The Travel Authority Jeffersonville, Ind.	10	245,629	ND	115,777,183	5,131,560	229,675	ND	109,909,339	3,924,792	74	Worldspan, 95	American Express

The Travel Team Buffalo, N.Y.	24	95,843	23,827	44,719,364	6,685,437	98,335	26,136	46,594,535	6,307,500	70	Sabre, 100	ND

Travel & Transport Omaha, Neb.	4	634,090	481,520	270,638,257	104,000,000	675,867	418,710	282,084,424	90,000,000	79	Galileo, 70	Radius

Travel Forum Totowa, N.J.	34	27,629	ND	16,384,299	315,472	24,319	ND	15,091,826	273,683	61	Galileo, 100	Thor

Travel Solutions Westerville, Ohio	7	310,355	324,194	171,272,905	121,376,718	282,223	296,068	158,750,726	112,385,850	82	Sabre, 90	Hickory

Travel Store Los Angeles, Calif.	13	148,179	37,175	79,213,306	8,530,000	115,232	22,050	66,081,927	5,000,000	68	Sabre, 80	Giants, WorldTravel

Tzell Travel Group New York, N.Y.	5	552,210	53,823	353,962,331	20,000,000	511,808	45,714	319,765,137	16,000,000	48	Sabre, 87	ABC, Giants, Radius

Valerie Wilson Travel New York, N.Y.	18	130,098	7,324	89,744,508	4,060,000	113,882	6,336	80,685,588	3,505,000	48	Sabre, 55	ABC, Thor, Virtuoso

World Travel Inc. Douglassville, Pa.	6	388,288	23,679	202,675,719	5,436,917	330,346	1,127	178,151,249	479,000	71	Galileo, 90	Giants, Thor, Travelsavers

WorldTravel Partners Atlanta, Ga.	2	5,200,205	720,943	3,063,565,695	373,500,000	5,031,869	639,000	2,967,996,751	406,000,000	61	Sabre, 63	WorldTravel

World Travel Service Knoxville, Tenn.	23	97,247	4,512	49,872,828	1,548,614	89,075	3,828	44,868,851	1,300,726	76	Worldspan, 95	WorldTravel

Attachment 2 (Part 2)

—Original Message—

From: Melanie Cates

Sent: Tuesday, March 15, 200512:23 PM

To: Chris Tomseth

Subject: RE: Question

For TRANXACT (all clients): 2004, excludes voids

US

Tickets: 18,283,705

Sales: $5,783,412,156.09

CA

Tickets: 568,823

Sales (US$): $217,139,157

Source: Internal TRX reports

Attachment 4A

Section One

Overview:

The European Online Travel Marketplace

Introduction

Europe’s improved technology infrastructure and e-commerce capacity led to increased online travel adoption in most European countries in 2004. Global travel companies continue to look to Europe for investment opportunities.

Table 1.1

[GRAPHIC SUPPLIED SUPPLEMENTALLY]

The best prospects for online travel in Europe cannot be identified without examining each country’s unique situation. Key suppliers – those that usually control online travel growth in their markets – differ from country to country. Tour operators, travel agencies, media companies and online businesses all have distinct roles, depending on where they operate. Each local market has a unique competitive situation. This makes it difficult to size the “European” online travel market as a single entity.

In order to best track growth prospects in Europe, PhoCusWright has undertaken a market-by-market research effort. Four markets are analyzed in depth: France, Germany, Spain and the U.K. This report on Germany is the third market to be published.

European Online Travel Market to Pass €19 Billion

The online leisure/unmanaged business travel market in Europe is expected to surpass €19.2 billion in 2004, up 51% from the €12.7 billion achieved in 2003. This segment grew 65% in 2003 over 2002. Two more years of growth rates of 46% or better are projected, resulting in a 2006 market that is more than double the size of its 2004 counterpart (see Table 1.1).

Source: PhoCusWright

This online growth is well sustained for an overall market that is not expected to experience any significant uptick over the next several years. The result is a robust increase in online leisure/unmanaged business gross bookings as a percent of the total European travel market (see Table 1.2). In 2004, online penetration reached 9%, but is expected to more than double to 20% by the end of 2006.

Germany Represents 16% of European Online Travel Sales

Online travel did not begin to take hold in Germany until 2003, because the huge tour operator business there has been slow to migrate online. By year-end 2003, Germany represented 16% of the online travel market in Europe (see Table 1.3), up from 11% in 2002 and boosted largely by impressive growth in online distribution among budget airlines. This very structured market – with a strong separation between the corporate and leisure areas – will be further transformed by online distribution trends in 2004-2006.

Table 1.2

[GRAPHIC SUPPLIED SUPPLEMENTALLY]

Table 1.3

[GRAPHIC SUPPLIED SUPPLEMENTALLY]

Source: PhoCusWright

Table 1.10

Online Penetration, Total U.S. Travel,

2002-2003 and Projected 2004-2006* (US$B)

	2002	2003	2004	2005	2006
Total Travel	186.0	189.8	195.4	203.6	213.8
Total Online	41.9	58.2	76.1	97.1	115.0
Online Penetration	23%	31%	39%	48%	54%

Leisure, Unmanaged business and corporate travel

Source: PhoCusWright Inc.

Attachment 4B

Corporate Travel

Long a staple of the offline travel agency market, the business segment represents the next big growth opportunity for online travel agencies. The online corporate travel market is projected to grow 24% in 2004 to reach $23.3 billion, up from $18.8 billion in 2003 (see Table 1.9).

Table 1.9

[GRAPHIC SUPPLIED SUPPLEMENTALLY]

PhoCusWright projects the market to surpass $36 billion by 2006.

Attachment 4C

U.S. Online Travel Gross Bookings – Corporate

2003 U.S. Online Corporate Travel Gross Bookings	$18.8 billion

2006 U.S. Online Corporate Travel Gross Bookings (projected)	$36.5 billion

Source: PhoCusWright

Attachment 14

This online growth is well sustained for an overall market that is not expected to experience any significant uptick over the next several years. The result is a robust increase in online leisure/unmanaged business gross bookings as a percent of the total European travel market (see Table 1.2). In 2004, online penetration reached 9%, but is expected to more than double to 20% by the end of 2006.

Germany Represents 16% of European Online Travel Sales

Online travel did not begin to take hold in Germany until 2003, because the huge tour operator business there has been slow to migrate online. By year-end 2003, Germany represented 16% of the online travel market in Europe (see Table 1.3), up from 11% in 2002 and boosted largely by impressive growth in online distribution among budget airlines. This very structured market – with a strong separation between the corporate and leisure areas – will be further transformed by online distribution trends in 2004-2006.

Table 1.2

[GRAPHIC SUPPLIED SUPPLEMENTALLY]

Table 1.3

[GRAPHIC SUPPLIED SUPPLEMENTALLY]

Source: PhoCusWright

Attachment 20

[McKenna Long & Aldridge LLP letterhead]

July     , 2005

TRX, Inc.

6 West Druid Hills Drive

Atlanta, GA 30329

Re:	TRX, Inc.
Registration Statement on Form S-1

Gentlemen:

We have acted as counsel to TRX, Inc., a Georgia corporation (the “Company”), in connection with a Registration Statement on Form S-1 (Registration No. 124741) (the “Registration Statement”) and the filing thereof with the Securities and Exchange Commission (the “Commission”). The Registration Statement covers an aggregate of                  shares (the “Company Shares”) of Common Stock, no par value per share (the “Common Stock “) to be issued by the Company and                  shares of Common Stock to be sold by certain Selling Stockholders (the “Selling Stockholder Shares”), including up to                  Shares subject to an over-allotment option (the “Over-Allotment Option”) to be granted by the Selling Stockholders to Credit Suisse First Boston, Thomas Weisel Partners and Legg Mason Wood Walker Inc. as underwriters (the “Underwriters”).

The opinions hereinafter set forth are given at the request of the Company pursuant to Item 16 of Form S-1 and Item 601(b)(5) of Regulation S-K. The only opinions rendered by this firm consists of the matter set forth in numbered paragraphs (1) and (2) below (our “Opinion”), and no other opinion is implied or to be inferred beyond such matter. Additionally, our Opinion is based upon and subject to the qualifications, limitations and exceptions set forth in this letter.

Our Opinion is furnished for the benefit of the Company solely with regard to the Registration Statement, may be relied upon only in connection with the Registration Statement and may not otherwise be relied upon, used, quoted or referred to by or filed with any other person or entity without our prior written permission.

In rendering our Opinion, we have examined such agreements, documents, instruments and records as we deemed necessary or appropriate under the circumstances for us to express our Opinion, including, without limitation, the Amended and Restated Articles of Incorporation of the Company; the Amended and Restated Bylaws of the Company; minutes and consent actions of proceedings of the Board of Directors, committees of the Board of Directors and the shareholders of the Company; and the form of underwriting agreement to be entered into among the Company and the Underwriters (the “Underwriting Agreement”). In making all of our examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as copies, and the due execution and delivery of all documents by any persons or entities other than the Company where due execution and delivery by such persons or entities is a prerequisite to the effectiveness of such documents.

As to various factual matters that are material to our Opinion, we have relied upon the factual statements set forth in a certificate of officers of the Company and certificates of public officials. We have not independently verified or investigated, nor do we assume any responsibility for, the factual accuracy or completeness of such factual statements.

Members of this firm are admitted to the Bar of the State of Georgia and are duly qualified to practice law in that state. We do not herein express any opinion concerning any matter respecting or affected by any laws other than laws of the State of Georgia that are now in effect and that, in the exercise of reasonable professional judgment, are normally considered in transactions such as the issuance of the Common Stock. Our Opinion hereinafter set forth is based upon pertinent laws and facts in existence as of the date hereof, and we expressly disclaim any obligation to advise you of changes to such pertinent laws or facts that hereafter may come to our attention.

Based upon and subject to the foregoing, we are of the Opinion that:

(1)	the Company Shares to be issued and sold by the Company, when issued, sold and delivered in accordance with the Underwriting Agreement against payment in full of the purchase price therefore, will be validly issued, fully paid and nonassessable.

(2)	the Selling Stockholder Shares to be sold in accordance with the terms of the Underwriting Agreement (inclusive of up to shares pursuant to the Over-Allotment Option), have been duly authorized and are validly issues, fully paid and nonassessible.

We hereby consent to the filing of this Opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading “Legal Matters” in the Prospectus forming a part of the Registration Statement.

Very truly yours,

MCKENNA LONG & ALDRIDGE LLP